UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRANE NXT, CO.
950 Winter Street 4th Floor North
Waltham, MA 02451

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Crane NXT, Co. Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Crane NXT, Co. Savings and Investment Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules of assets (held at end of year) as of December 31, 2024, and delinquent participant contributions for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/DELOITTE & TOUCHE LLP

Stamford, Connecticut
June 24, 2025

We have served as the auditor of the Plan since 2024.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2024 and 2023

	2024	2023
ASSETS
INVESTMENTS, AT FAIR VALUE:
Participant-directed investments	$367,811,455	$326,654,733

RECEIVABLES:
Notes receivable from participants	5,539,476	5,015,979
NET ASSETS AVAILABLE FOR BENEFITS	$373,350,931	$331,670,712
See notes to financial statements.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

Year ended
2024
ADDITIONS:
Contributions:
Participant	$16,642,631
Company	10,707,192
Rollover	17,910,384
Total contributions	45,260,207
Investment income:
Interest income	436,371
Dividends	5,287,960
Net appreciation in fair value of investments	36,521,588
Net investment income	42,245,919
Interest income on notes receivable from participants	426,326
Other additions	9,357
Total additions	87,941,809

DEDUCTIONS:
Benefits paid to participants	45,952,493
Administrative and other expenses	309,097
Total deductions	46,261,590

INCREASE IN NET ASSETS	41,680,219

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	331,670,712
End of year	$373,350,931
See notes to financial statements.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the Crane NXT, Co. Savings and Investment Plan (the “Plan”) describes the Plan's provisions as in effect on December 31, 2004 and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.

General — Crane NXT, Co. ("Crane NXT") is a leading provider of trusted technology solutions to secure, detect, and authenticate our customers’ most valuable assets. It was a business of Crane Holdings, Co. (“Holdings”) prior to the consummation of the Separation as described below.

On April 3, 2023, Holdings was separated (the “Separation”) into two independent, publicly-traded companies, Crane NXT and Crane Company. In connection with the Separation, (i) Crane NXT established the Plan to provide benefits to its eligible employees and the eligible employees of its participating affiliates and (ii) the account balance of each eligible employee of Crane NXT and its participating affiliates (collectively, the “Company”) who was a participant in Crane Savings and Investment Plan (“Holdings Plan”) was separated from the Holdings Plan and transferred into the Plan. The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of the Company and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan.

Since the Plan offers the Crane NXT, Co. Stock Fund ("Crane NXT Stock Fund") as an investment option, the Plan also operates as an Employee Stock Ownership Plan. In addition, the Plan includes the Crane Company Stock Fund ("Crane Company Stock Fund"), a single stock fund. The Crane Company Stock Fund is a frozen fund, which means that, effective April 3, 2023, no amounts are permitted to be invested in the Crane Company Stock Fund.

On May 3, 2024, Crane NXT acquired the OpSec Security business (“OpSec”). As a result of the acquisition, the OpSec Security Retirement Plan (the "OpSec 401(k) Plan") was terminated and OpSec employees became eligible to participate in the Plan effective May 3, 2024. In connection with the OpSec acquisition, the Crane Savings Plan Committee (the “Committee”) amended the Plan to (i) provide vesting service credit for prior service with certain predecessor companies in specified circumstances, (ii) provide for direct rollovers into the Plan of eligible rollover distributions in the form of cash or a promissory note evidencing a plan loan (to the extent permitted by the Committee) and (iii) update the list of employers participating in the Plan.

Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Committee, which was appointed by the Board of Directors of Crane NXT and is a named fiduciary within the meaning of ERISA.

Participation — Subject to certain conditions, U.S. employees of the Company are eligible to participate in the Plan. Each new or rehired eligible employee is automatically enrolled in the Plan, unless the employee affirmatively opts out of participation, at a pre-tax deferral rate of 3% of the employee’s eligible compensation. Effective April 2024, the deferral rate shall automatically increase annually by 1% in January of each plan year (or in such other month designated by the participant), up to a maximum of 6% of the employee’s eligible compensation (unless the employee affirmatively opts out of the automatic escalation), beginning with the Plan year beginning on January 1, 2025. An employee who is automatically enrolled may affirmatively elect a different rate or elect to make all or a portion of his or her deferrals on a Roth after-tax or after-tax basis. Automatic contributions are invested in the Vanguard Target Retirement Fund option with a target retirement date closest to the year in which the participant will reach age 65, unless the participant affirmatively elects to invest his or her deferrals in one or more of the other Plan investment options. Temporary employees may become eligible to participate in the Plan upon completing six months of service, regardless of the number of hours of service completed.

Contributions and Funding Policy — Generally, participants may elect to contribute to the Plan from 1% to 75% of their annual compensation on a pre-tax basis, an after-tax basis, a Roth after-tax basis, or a combination of these three, as defined by the Plan. The contribution limit for highly compensated employees, defined for the 2024 plan year as those whose annual earnings equaled at least $155,000 in 2023, is 10% of annual compensation. Those participants who meet the eligibility requirements may contribute additional amounts (age 50 catch-up contributions), which are not eligible for a Company

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
matching contribution. Contributions are invested in the Plan investment options selected by the participant and are subject to certain Code limitations.

The Company contributes on a matching basis 50% of the first 6% of each participant’s pre-tax or Roth after-tax contributions. In accordance with the Code, participant pre-tax and Roth after-tax contributions could not exceed $23,000 in 2024. Pre-tax catch-up contributions could not exceed $7,500 in 2024. Discrimination tests are performed annually, and any test discrepancies are resolved in accordance with applicable Internal Revenue Service (“IRS”) guidance.

In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provided a 3% non-matching Company contribution to eligible participants in 2024.

Both matching and non-matching Company contributions are invested in the same manner as participant contributions, unless the participant makes a different investment election for the matching or non-matching contributions.

Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances transferred from other qualified plans.

Investments — Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers registered investment companies (including a money market fund), collective trust funds (including a stable value fund) and the Crane NXT Stock Fund as investment options for participants.

Participants are not permitted to invest more than 20% of their Plan account balance in the Crane NXT Stock Fund investment option. Participants with more than 20% of their Plan account balance in the Crane NXT Stock Fund investment option are not permitted to contribute to, or transfer money from other Plan investments to the Crane NXT Stock Fund while the fund balance exceeds the 20% limit.

Participant Accounts — Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and related matching and non-matching Company contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative fees that are paid by the Plan. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participant contributions plus actual earnings thereon are immediately vested. Vesting for matching and non-matching Company contributions generally is as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%
Participants whose employment terminates by reason of death, permanent disability or retirement at the age of 65 or above are fully vested. Participants also are fully vested upon the attainment of age 65. Certain accounts that were merged into the prior Holdings Plan from other plans and transferred to the Plan in connection with the Separation are subject to different vesting schedules.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represents a forfeiture. These forfeited non-vested accounts are used first to reduce future Company contributions, and then to pay the administrative expenses of the Plan. For the year ended December 31, 2024, Company contributions were reduced by $202,891 from forfeited non-vested accounts. As of December 31, 2024 and 2023, the remaining balance in forfeited non-vested accounts totaled $15,112 and $24,700, respectively.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a distribution in the form of a lump sum, installment or partial payment equal to all or a portion of the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 73. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus 2%. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. Participants may not have more than two loans outstanding at any time. As of December 31, 2024, participant loans have maturities through 2038 at interest rates ranging from 2.00% to 10.50%. Certain participant accounts that were merged into the prior Holdings Plan from other plans and transferred, as a result of the Separation, into the Plan, and certain participant accounts that were transferred into the Plan from other plans, may be subject to different loan terms.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies (including a money market fund), collective trust funds (including a stable value fund), the Crane Company Stock Fund and the Crane NXT Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the Plan document.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Administrative Expenses — Plan administrative expenses are paid out of the Plan assets or by the Company in compliance with the terms of the Plan document and ERISA guidance. Participants pay an annual recordkeeping fee as well as transaction based fees, if applicable.

All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. Personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who requested a distribution from the Plan, but who had not yet been paid such distribution as of December 31, 2024 and 2023.

Contributions — Participant contributions and Company matching and non-matching contributions are recorded when withheld.

NOTE 3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There were no transfers between levels for the period ended December 31, 2024.

The following is a description of the valuation methodologies used for assets measured at fair value:

Investments in Registered Investment Companies: Valued at the daily closing price as reported by the respective funds based on quoted market prices from active markets and categorized as Level 1.

Crane Company Stock Fund and Crane NXT Stock Fund: Separately managed accounts that are valued daily based on the underlying stock's closing price on its primary exchange. The funds own the underlying securities of the separately managed accounts and are considered separately as individual investments for accounting and financial statement reporting purposes. Both Crane Company common stock and Crane NXT common stock are categorized as Level 1.

Collective Trust Funds: Valued at the net asset value ("NAV") of units of a bank collective trust held by the Plan at year-end. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.

Stable Value Fund - A collective trust fund that is composed primarily of fully benefit-responsive investment contracts and valued at the NAV of units. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (issuances and redemptions) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner. Due to the nature of the fund, there are no unfunded commitments or redemption restrictions.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
The Vanguard Retirement Savings Trust III is a collective trust fund sponsored by Vanguard (the “Fund”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	Fair Value Measurements as of December 31, 2024 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$110,266,822	$—	$—	$110,266,822
International stock funds	22,770,147	—	—	22,770,147
Bond fund	21,893,941	—	—	21,893,941
Money market fund	23,101	—	—	23,101
Crane Company Stock	5,802,569	—	—	5,802,569
Crane NXT Stock	4,253,956	—	—	4,253,956
Total	$165,010,536	$—	$—	$165,010,536
Investments measured at NAV:
Collective trust funds				$188,478,469
Stable value fund				14,322,450
Total investments				$367,811,455

	Fair Value Measurements as of December 31, 2023 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$93,465,060	$—	$—	$93,465,060
International stock funds	21,133,633	—	—	21,133,633
Bond fund	18,662,299	—	—	18,662,299
Money market fund	25,184	—	—	25,184
Crane Company Stock	5,403,659	—	—	5,403,659
Crane NXT Stock	3,677,450	—	—	3,677,450
Total	$142,367,285	$—	$—	$142,367,285
Investments measured at NAV:
Collective trust funds				$164,495,710
Stable value fund				19,791,738
Total investments				$326,654,733

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4.    EXEMPT PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Crane NXT and Crane Company common stock and registered investment companies and collective trust funds managed by Vanguard. Crane NXT is the Plan sponsor and Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these investment transactions qualify as exempt party-in-interest transactions. Balances of Vanguard managed funds as of December 31, 2024 and 2023 were $322,753,323 and $289,356,160, respectively. These funds had net investment income of $34,346,689 for the year ended December 31, 2024. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.

After the Separation, Crane Company and its subsidiaries were identified as related parties of Crane NXT. The following tables set forth the Plan investment details to the two companies.

	As of December 31, 2024 and for the year ended December 31, 2024
Investment	Shares	Cost basis	Fair Value	Investment Income
Crane NXT	73,067	$2,710,898	$4,253,956	$139,486
Crane Company	38,238	$1,468,017	$5,802,569	$1,456,026

	As of December 31, 2023
Investment	Shares	Cost basis	Fair Value
Crane NXT	64,664	$2,003,631	$3,677,450
Crane Company	45,739	$1,793,097	$5,403,659

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Notes receivable from participants also qualify as exempt party-in-interest transactions.

NOTE 5.     NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted participant contributions of $3,581,646 to the trust later than may be required by Department of Labor (DOL) Regulation 2510.3‑102 during the period from April 2023 (inception) to December 31, 2023. In 2024, the Plan made corrections through the Voluntary Fiduciary Correction Program (VFCP), filed Form 5330 with the IRS and paid the required excise taxes on the transaction. In addition, participant accounts were credited with the amount of lost earnings and interest. The Company received a “no action” letter with respect to the VFCP application dated March 6, 2025. The Company remitted participant contributions of $396 to the trust later than may be required by DOL Regulation 2510.3-102 in May 2024 when OpSec employees first began participating the Plan. The Company will correct the late participant contributions through the VFCP self-correction component and Prohibited Transaction Exemption 2002-51, as amended, which includes crediting participant accounts with the amount of lost earnings and interest in accordance with the VFCP self-correction component.

NOTE 6.     PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) Vanguard to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 7.    FEDERAL INCOME TAX STATUS

The Company received a favorable determination letter from the IRS dated November 18, 2024 stating that the Plan and related trust are qualified under the applicable sections of the Code, and therefore, the Plan and related trust are tax-exempt. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per financial statement as of December 31, 2024 and 2023, to Form 5500:

	2024	2023
Statement of Net Assets Available for Benefits:
Assets available for benefits per the financial statements	$373,350,931	$331,670,712
Deemed distributions	(142,859)	(143,573)
Net assets per the Form 5500	$373,208,072	$331,527,139

The following is a reconciliation of change in net assets per the financial statements for the year ended December 31, 2024, to Form 5500:

2024
Statement of Changes in Net Assets Available for Benefits:
Increase in assets available for benefits per the financial statements	$41,680,219
Deemed distributions	714
Net income per the Form 5500	$41,680,933

NOTE 9. SUBSEQUENT EVENT

On May 1, 2025, Crane NXT acquired the De La Rue North America Holdings business (“De La Rue”). As a result of the acquisition, the De La Rue North America Holdings, Inc. Retirement Plan (the "De La Rue 401(k) plan") was terminated and De La Rue employees became eligible to participate in the Plan effective May 1, 2025. In connection with the De La Rue acquisition, the Committee amended the Plan to update the list of employers participating in the Plan. De La Rue employees will direct how and whether their account balances from the De La Rue 401(k) plan will be transferred to the Plan on or around July 2025.

Subsequent events were evaluated through June 24, 2025, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EMPLOYER ID NO: 88-0706021
PLAN ID NO: 001
December 31, 2024

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	**	$3,818,096
	Carillon Eagle Mid Cap Growth Fund; Class R6	Registered Investment Company	**	3,314,934
	JP Morgan Large Cap Growth Fund; Class R6	Registered Investment Company	**	19,754,461
	Dodge & Cox Income Fund; Class X	Registered Investment Company	**	5,383,063
*	Vanguard Equity Income Fund Admiral Shares	Registered Investment Company	**	13,920,484
*	Vanguard Federal Money Market Fund	Registered Investment Company	**	23,101
*	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Company	**	45,019,163
*	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	**	12,411,912
*	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	**	10,462,805
*	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	**	21,893,941
*	Vanguard Total International Stock Index Fund Institutional Shares	Registered Investment Company	**	18,952,051
	MFS Mid Cap Value Fund CT	Common/Collective Trust	**	2,731,055
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	14,322,450
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	8,657,084
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	23,850,671
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	42,683,794
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	35,795,681
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	27,125,783
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	16,326,319
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	15,196,665
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	7,545,460
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	4,651,476
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	**	1,319,777
*	Vanguard Target Retirement 2070 Trust II	Common/Collective Trust	**	119,359
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	2,475,345
	Crane Company Stock Fund	Corporate Stocks (other than Employer Securities)	**	5,802,569
*	Crane NXT Co. Stock Fund	Employer Securities	**	4,253,956
*	Various Participants	Participant Loans (Loans have interest rates ranging from 2.00% - 10.50% and mature in 2025 through 2038)	***	5,396,617
				$373,208,072

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Represents total loans outstanding, net of $142,859 of deemed distributions.

CRANE NXT, CO. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EMPLOYER ID NO: 88-0706021
PLAN ID NO: 001
For the year ended December 31, 2024

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
✓Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2024 participant contributions transferred late to the Plan*	$396	$—	$—	$—
2023 participant contributions transferred late to the Plan	$—	$—	$—	$3,581,646
*Participant loan repayments are not included in the late 2024 participant contribution.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Crane Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRANE SAVINGS PLAN COMMITTEE

/s/ Christina Cristiano
Christina Cristiano
On behalf of the Committee
Waltham, MA
June 24, 2025